EXHIBIT 99.1

Cardiol Therapeutics Files US$150 Million Preliminary Base Shelf Prospectus Including Additional Disclosure Following Review by Staff of the Ontario Securities Commission

TORONTO, Sept. 10, 2026 /CNW/ - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company advancing anti-inflammatory and anti-fibrotic therapies for heart disease, today announced that it has filed a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada, together with a corresponding registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System.

No securities are being offered in connection with this announcement. The filing of the Shelf Prospectus does not obligate the Company to undertake an offering, and there can be no assurance that any securities will be offered or sold thereunder.

Once a receipt has been issued for the final short form base shelf prospectus and the Registration Statement has become effective, the filings will permit Cardiol to offer and sell, from time to time during the 25-month period the final short form base shelf prospectus remains effective, Class A common shares, debt securities, warrants, subscription receipts, units, or any combination of such securities, having an aggregate initial offering price of up to US$150 million, or the equivalent in other currencies.

Copies of the Shelf Prospectus are available under the Company's respective profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, and are available on the Company's website at www.cardiolrx.com.

"Cardiol is entering an exciting period, with several potentially transformative milestones ahead," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. "Our pivotal Phase III MAVERIC trial is approaching target enrollment and is designed to generate clinical evidence to support a New Drug Application for CardiolRx™ in recurrent pericarditis, subject to favorable results and regulatory input. This represents an important step toward delivering a differentiated treatment for patients living with this debilitating disease. Positive Phase II ARCHER findings in acute myocarditis and the continued advancement of CRD-38 toward first-in-human clinical development reinforce our confidence in the breadth and promise of our pipeline."

Expanded Program and Expense Disclosure at the Request of Staff of the OSC

In connection with a review by staff of the Ontario Securities Commission (the "OSC"), and at the request of OSC staff, the Shelf Prospectus includes additional disclosure that supplements the Company's management's discussion and analysis for the year ended December 31, 2025, and for the three and six months ended June 30, 2026. No previously filed financial statement has been restated or amended, and there is no change to the Company's reported research and development or general and administrative expenses, net loss, cash flows, cash position, or financial position for any period. The additional disclosure provides additional information regarding:

•	tabular and narrative disclosure setting out, for the Company's research and development programs, the original and updated target completion dates, the original estimated cost of the current stage of development, cumulative external program expenditures incurred to date, and estimated remaining costs to completion, together with explanatory notes describing program status, anticipated next steps, and the basis on which the estimates were prepared;
•	the allocation of external research and development expenditures among those programs for each comparative period presented, together with narrative explaining the ordinary course development activities underlying period-over-period changes;
•	the disaggregation of the components of the Company's general and administrative expenses, together with additional narrative outlining the specific factors and circumstances contributing to period-over-period changes in the material components; and
•	the principal purposes for which the net proceeds of the Company's October 2024 financing completed under the Company's prior base shelf prospectus were intended to be used, and a comparison of the intended and actual use of those proceeds.

The Company will also incorporate prospective disclosure changes to its continuous disclosure filings relating to the foregoing information. The additional disclosure provides additional narrative and component-level detail regarding amounts and activities already reflected in the Company's previously filed financial statements and continuous disclosure record.

In addition, and at the request of OSC staff, the Company will be filing the following material contracts concurrently with the filing of the Shelf Prospectus:

•	Exclusive Master Services Agreement dated April 17, 2018, between the Company and Dalton Chemical Laboratories, Inc., operating as Dalton Pharma Services; and
•	Amendments dated December 7, 2018, July 2, 2019, September 11, 2019, October 28, 2019, and November 12, 2019, to the Exclusive Supply Agreement dated September 28, 2018, between the Company and Purisys, LLC, as successor and assign of Noramco, Inc.
•	Development Agreement dated August 28, 2018, between the Company and the Instituto Tecnológico y de Estudios Superiores de Monterrey's Clinical Academic Research Organization, S.A. de C.V;

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular innate immune system response known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program also studied CardiolRx™, specifically in acute myocarditis - an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure - a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease; the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™; the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure; the Company's future financing plans, including the potential filing of a prospectus supplement; and the Company's future approach to its continuous disclosure filings. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2026, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

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SOURCE Cardiol Therapeutics Inc.

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For further information: For further information, please contact: Investor.relations@cardiolrx.com

CO: Cardiol Therapeutics Inc.

CNW 17:00e 10-SEP-26